UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Heritage Global Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42727E103

(CUSIP Number)

Ross Dove

c/o Heritage Global Inc.

12625 High Bluff Drive, Suite 305

San Diego, CA, 92130

(858) 847-0656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 8

(1)	Names of reporting persons Ross Dove
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 1,189,300 shares of Common Stock
shares beneficially owned by	(8)	Shared voting power 1,155,000 shares of Common Stock
each reporting person	(9)	Sole dispositive power 1,189,300 shares of Common Stock
with:	(10)	Shared dispositive power 1,155,000 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 2,344,300
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1%
(14)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Kirk Dove
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 818,200 shares of Common Stock
shares beneficially owned by	(8)	Shared voting power 1,155,000 shares of Common Stock
each reporting person	(9)	Sole dispositive power 818,200 shares of Common Stock
with:	(10)	Shared dispositive power 1,155,000 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,973,200
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.9%
(14)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Dove Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 0 shares of Common Stock
shares beneficially owned by	(8)	Shared voting power 1,155,000 shares of Common Stock
each reporting person	(9)	Sole dispositive power 0 shares of Common Stock
with:	(10)	Shared dispositive power 1,155,000 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,155,000 shares of Common Stock.
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ Excludes shares owned individually by Ross Dove and Kirk Dove, respectively.
(13)	Percent of class represented by amount in Row (11) 4.1%
(14)	Type of reporting person (see instructions) OO

Item 1.  Security and Issuer

This statement relates to the common stock, $0.01 par value per share (“Common Stock”), issued by Heritage Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 12625 High Bluff Drive, Suite 305, San Diego, CA 92130.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Mr. Ross Dove, an individual;

Mr. Kirk Dove, an individual (together with Mr. Ross Dove, the “Messrs. Dove”); and

Dove Family Trust, a trust established in accordance with the laws of California (the “Family Trust”). The Messrs. Dove are co-trustees and remainder beneficiaries of the Family Trust.

(b)

The business address for Mr. Ross Dove is 1576 Rollins Road, Burlingame, CA 94010.  The business address for Mr. Kirk Dove is 12625 High Bluff Drive, Suite 305, San Diego, CA 92130.  The business address for the Family Trust is 12625 High Bluff Drive, Suite 305, San Diego, CA 92130.

(c)

The principal occupation of Mr. Ross Dove is Chief Executive Officer (“CEO”) of the Company, with principal executive offices located at 12625 High Bluff Drive, Suite 305, San Diego, CA 92130.  Mr. Ross Dove is also a Director of the Company.

The principal occupation of Mr. Kirk Dove is Chief Operating Officer (“COO”) and President of the Company, with principal executive offices located at 12625 High Bluff Drive, Suite 305, San Diego, CA 92130.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Messrs. Dove are citizens of the United States of America.

Item 3.  Sources and Amount of Funds or Other Consideration

All of the shares of Common Stock owned by Mr. Ross Dove were purchased with personal funds or were granted as stock options to Mr. Ross Dove.  All of the shares of Common Stock owned by Mr. Kirk Dove were purchased with personal funds or were granted as stock options to Mr. Kirk Dove. All of the shares of Common Stock owned by the Family Trust were purchased with personal funds.

Item 4.  Purpose of Transaction

Each Reporting Person currently intends to hold all of the shares of Common Stock described herein for investment purposes.  The Messrs. Dove may make additional purchases for investment purposes from time to time, through the Family Trust or directly.  In addition, the Messrs. Dove are officers of the Company and will continue to participate in incentive programs available to executive officers.  As CEO and a director, Mr. Ross Dove has a continuing role in the management and governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.  As COO and President, Mr. Kirk Dove has a continuing role in the management and governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

Mr. Ross Dove beneficially owns 8.1% of the Company’s Common Stock, or 2,344,300 shares of Common Stock, composed of 876,800 shares directly owned by Mr. Ross Dove, options directly owned by Mr. Ross Dove to purchase 312,500 shares of Common Stock and 1,155,000 shares directly owned by the Family Trust, which is jointly controlled by the Messrs. Dove.

Mr. Kirk Dove beneficially owns 6.9% of the Company’s Common Stock, or 1,973,200 shares of Common Stock, composed of 505,700 shares directly owned by Mr. Kirk Dove, options directly owned by Mr. Kirk Dove to purchase 312,500 shares of Common Stock and 1,155,000 shares directly owned by the Family Trust, which is jointly controlled by the Messrs. Dove.

(b)	Mr. Ross Dove beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 1,189,300 shares of Common Stock

Shared Voting Power:  1,155,000 shares of Common Stock

Sole Dispositive Power:  1,189,300 shares of Common Stock

Share Dispositive Power:  1,155,000 shares of Common Stock

Mr. Kirk Dove beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 818,200 shares of Common Stock

Shared Voting Power:  1,155,000 shares of Common Stock

Sole Dispositive Power:  818,200 shares of Common Stock

Share Dispositive Power:  1,155,000 shares of Common Stock

The Family Trust beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 0 shares of Common Stock

Shared Voting Power:  1,155,000 shares of Common Stock

Sole Dispositive Power:  0 shares of Common Stock

Share Dispositive Power:  1,155,000 shares of Common Stock

(c)	The following transactions in the Company’s securities by the Reporting Persons have occurred in the past sixty days:

On March 22, 2016, Mr. Ross Dove purchased 30,000 shares of Common Stock in an open market transaction at a price of $0.14 per share.

On March 22, 2016, the Family Trust purchased 200,000 shares of Common Stock in an open market transaction at a price of $0.14 per share.

On May 18, 2016, Mr. Ross Dove purchased 155,000 share of Common Stock in an open market transaction at a price of $0.19 per share.

On May 19, 2016, the Family Trust Purchased 100,000 shares of Common Stock in an open market transaction at a price of $0.17 per share.

No transactions other than those mentioned herein have been effected by the Messrs. Dove or the Dove Family Trust in the past sixty days.

(d)

Other than the Messrs. Dove and the Family Trust, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Ross Dove and the Company are parties to a Stock Option Grant Notice and Stock Option Agreement dated February 29, 2012, pursuant to which the Company granted Mr. Ross Dove options to purchase 312,500 shares of the Company’s Common Stock for an exercise price of $2.00 per share. All of the options granted thereunder are now vested.

Mr. Kirk Dove and the Company are parties to a Stock Option Grant Notice and Stock Option Agreement dated February 29, 2012, pursuant to which the Company granted Mr. Kirk Dove options to purchase 312,500 shares of the Company’s Common Stock for an exercise price of $2.00 per share. All of the options granted thereunder are now vested.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ross Dove, Mr. Kirk Dove or the Family Trust and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.  Material to be filed as Exhibits

Exhibit A:Joint Filing Agreement dated May 25, 2016, by and among each of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2016

By:	/s/ Ross Dove
Ross Dove

By:	/s/ Kirk Dove
Kirk Dove

DOVE FAMILY TRUST
By:	/s/ Kirk Dove
Name:	Kirk Dove
Title	Co-Trustee